Exhibit 99.1

RRSAT TO PROVIDE PLAYOUT AND UPLINK SERVICES FOR THE FIRST
INTERNATIONAL ENTIRELY 3D ENTERTAINMENT CHANNEL, HIGHTV

Over 450 Hours of 3D Content Will Be Broadcast to Europe and Asia Pacific

RE'EM, Israel – March 14, 2011 –RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries announced today that it will be providing its advanced playout and uplink services for HIGHTV’s entirely 3D content roster.

Commencing April 4, 2011, HIGHTV 3D will broadcast their full lineup of HD 3D programming, ranging from dramas and comedies to lifestyle and fashion. HIGHTV will provide tens of millions of viewers with access to over 450 hours of high quality 3D programming played out and distributed by RRsat over the Eurobird-9A satellite to Europe and over the MEASAT-3a satellite across Asia Pacific.   Both channels will be distributed in MPEG-4 compression and DVB-S2 broadcast standard and will be played out from RRsat’s state-of-the-art Playout Center using digital workflow and including the archival storage of over 4 TB of HIGHTV's 3D material.

“RRsat is proud to continue its active involvement in the progression of 3D TV,” said Koby Zontag, Senior Director of Sales and Business Development at RRsat. “We have already established RRsat’s capabilities with live 3D interactive broadcast over fiber between continents and a major European ten-day sporting event broadcast in 3D over satellite. Working alongside HIGHTV, we intend to demonstrate that 3D TV is a valuable format in the genres of entertainment and lifestyles as well.”

“HIGHTV aims to take 3D TV beyond the limited and local audiences it is currently geared towards,” said Gwenael Flatres, Head of Business Development, at HIGHTV. “By utilizing RRsat’s state-of-the-art technological capabilities and wide reach of the RRsat Global Network, we are capable of taking 3D programming to a global market, entering a new chapter in TV history with 24 hours of non-repeating 3D programming, seven days a week.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About HIGHTV 3D
Headquartered in LA with offices in Hong Kong, Paris, London and Singapore and supported by investments of over $20 million, HIGHTV 3D will be the first international 24/7 3D family channel that features a unique mix of entertainment, lifestyle and original reality shows in full HD 3D. HIGHTV 3D benefits from large production capacities worldwide and will unveil the largest native 3D VOD library in the world with more than 450 hours of premium native 3D programs, travel destinations, cooking shows, animation, drama series, reality shows and Hollywood celebrities.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Information in this press release concerning HIGHTV is based on information provided by HIGHTV and has not been independently verified by RRsat.